Issuer Free Writing Prospectus dated December 6, 2010

(To Prospectus dated November 9, 2010 and

Preliminary Prospectus Supplement dated December 6, 2010)

Filed Pursuant to Rule 433

Registration Statement No. 333-169517

This free writing prospectus relates to the offering of common stock by Kodiak Oil & Gas Corp. and should be read together with the preliminary prospectus dated December 6, 2010 relating to this offering (the “Preliminary Prospectus”).  To review a filed copy of the current registration statement and Preliminary Prospectus, click the following link (or if such address has changed, by reviewing our filings on the SEC website at http://www.sec.gov): http://sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001322866&owner=exclude&count=40.

Our central index key, or CIK, on the SEC website is 0001322866.

KODIAK OIL & GAS CORP. ANNOUNCES PRELIMINARY CAPITAL BUDGET AND PROVIDES PRODUCTION GUIDANCE FOR 2011

•                  Williston Basin Oil-focused $200 Million CAPEX Budget

•                  4-Rig Drilling Program With 3 Operated Rigs

DENVER — December 6, 2010 /PRNewswire-FirstCall/ — Kodiak Oil & Gas Corp. (NYSE Amex: KOG), an oil and gas exploration and production company with assets in the Williston Basin of North Dakota and Montana and in the Green River Basin in southwestern Wyoming, today announced its preliminary 2011 capital expenditure budget (Capex) of $200 million.  The 2011 budget compares to Kodiak’s 2010 Capex budget of $75 million.

$200 Million 2011 Preliminary Capex Budget

Kodiak’s Board of Directors has approved a $200 million preliminary 2011 Capex budget allocated to oil and gas activities in the Bakken and Three Forks oil play in the Williston Basin of North Dakota.  The Company has allocated $150 million to the drilling of 28 gross (18.4 net wells) and completing of 26 gross (18.4 net) Kodiak-operated wells.  Kodiak has allocated $10 million to the building of infrastructure for gathering systems and facilities.

Gross per-well investment for a 10,000-foot horizontal lateral well drilled in either the Bakken or Three Forks is projected to be $8 million to $9 million to drill, complete, equip and connect to pipeline infrastructure.  The Company has scheduled delivery of its third operated rig for January 2011, which is expected to allow the Company to accelerate the development of its properties.  The 2011 Capex includes three Kodiak-operated drilling rigs with a 38% to 100% working interest range for the operated wells.  Kodiak’s 2011 drilling program, the largest in Company history, was designed to provide flexibility in identifying suitable well locations and in the timing and size of capital investment.

Also included in the 2011 Capex is an estimated $40 million allocated to non-operated drilling activity, primarily in the Company’s Area of Mutual Interest (AMI) with ExxonMobil Corporation located in Dunn County, N.D.  Based upon current information, Kodiak anticipates that approximately 10 gross (5.0 net) wells will be drilled in the AMI in 2011 utilizing one drilling rig.  Kodiak’s non-operated working interest in the AMI is expected to range from 40% to 50%.

The Company has not allocated any Capex for drilling and completion activity in the Vermillion Basin in Southwestern Wyoming.  Kodiak has a non-operated working interest in 40,600 gross acres (8,800 net acres) in this prospect area that is prospective for the Baxter Shale, a 3,000-foot-thick, condensate and gas-prone interval that is also referred to as the Niobrara Shale in other parts of Wyoming and Colorado.  During 2010, Kodiak participated in the drilling and completion of a well operated by Devon Energy in the Vermillion Basin.  The well has been turned to production facilities and is currently being evaluated.  Kodiak’s participation in future wells is subject to additional results from the recently completed well and to prevailing Rocky Mountain liquids and natural gas prices at time of election.

Kodiak’s preliminary 2011 Capex budget is subject to market conditions, oilfield services and equipment availability, commodity prices and drilling results.  Although potential leasehold acquisitions are not included in the preliminary Capex, the Company intends to continue to opportunistically add acreage in its core areas.

Kodiak expects to substantially fund the budget primarily from cash on hand, cash flow from operations and potential borrowings under its senior secured revolving credit facility, as well as from the anticipated proceeds from the offering of common shares announced today by the Company.  As the Company successfully drills and completes wells during 2011, it expects that the borrowing capacity available under its revolving credit facility will expand, subject to the results of the regularly scheduled redeterminations contemplated by the revolving credit facility.

Based on 2010 results and the 2011 Capex budget, Kodiak expects to average 5,500 to 6,500 BOE per day in production for 2011 and exit 2011 at a production rate of 9,000 BOE per day or more, assuming commodity prices and service costs remain consistent and the successful completion of our announced drilling program.

Management Comments

Commenting on the 2011 Capex, Lynn Peterson, Kodiak’s CEO and President said:  “The 2011 Capex represents the largest projected investment in Company history.  We believe that the Bakken program, characterized by low geological risk, remains a strong rate-of-return project for our invested capital with current commodity prices. The addition of the third operated drilling rig allows for the acceleration of our development drilling activity, including wells to be drilled on our recently acquired lands, which is expected to increase our operating cash flow with each new successful producer that we complete.  In addition, we anticipate steady activity from ExxonMobil in our Dunn County AMI with their drilling program.

“Our third quarter wells, which continue to reflect the benefits of improved completion techniques, gave us further reason to move ahead with the 2011 Capex.  The MC #13-34-28-1H and the MC #13-34-28-2H have demonstrated 90 day average production of 1,012 and 932 BOE per day, respectively, and continue to demonstrate the resource potential of our acreage.”

“Optimization of well bore density, maximizing completion results and containing well costs will continue to be our focus in 2011.  The wells that we are currently completing on our four-well pad should yield important results that will help us exploit the full potential of the Bakken and Three Forks reservoirs.  As noted earlier, we have not included capital expenditures for acreage acquisition.  However, as we move through the year, we will continue to look to acquire bolt-on leasehold that can help boost our drilling inventory, similar to our successful 2010 transactions.”

About Kodiak Oil & Gas Corp.

Denver-based Kodiak Oil & Gas Corp. is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Green River Basins in the U.S. Rocky Mountains.  The Company’s common shares are listed for trading on the NYSE Amex exchange under the symbol: “KOG.”

Forward-Looking Statements

This press release includes statements that may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements in this document include statements regarding the Company’s expectations of future performance; the Company’s expectations regarding the amount and allocation of future capital expenditures and the sources and availability of capital resources; the Company’s expectations regarding the benefits arising from the recently announced acquisition and any future acquisitions; the Company’s expectations regarding the timing and success of its exploration and development plans and the future activities of its joint venture partner; the Company’s expectations regarding drilling plans, including the timing of drilling commencement and drilling completion of our wells, the manner and stages in which wells are expected to be drilled, and the estimated cost to drill, complete and connect its planned wells; the Company’s expectations regarding the mobilization, intended use and current planned future location of our rigs; the Company’s expectations regarding midstream activities, including oil, gas and water disposal pipelines and water intake facilities; the Company’s expectations regarding the laterals to be utilized; the

Company’s expectations regarding the future production of its oil and gas properties, the Company’s expectations regarding the amount and sufficiency of future cash flows and the effectiveness of the Company’s hedging and risk management strategy, design and activity.  Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, competition, operating risks, acquisition risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for the Company’s oil and gas production, dependence upon third-party vendors, and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.

For further information, please contact:

Mr. Lynn A. Peterson, CEO and President, Kodiak Oil & Gas Corp. +1-303-592-8075

Mr. David P. Charles, Sierra Partners LLC +1-303-757-2510 x11

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.